October 13, 2017

Mr. Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Xilinx, Inc.
Form 10-K for the Fiscal Year Ended April 1, 2017
Filed May 15, 2017
Form 10-Q for the Quarterly Period Ended July 1, 2017
Filed July 28, 2017
File No. 000-18548

Dear Mr. Kuhar:

Xilinx, Inc. (the “Company”) is in receipt of the letter dated September 29, 2017 from the staff of the Division of Corporation Finance (the “Staff”). For ease of reference, we have set forth the Staff’s comment in italics and the Company’s response below.

1.
Please provide a list of Xilinx’s investment securities as of the end of the fiscal year April 1, 2017. We note that you claim reliance on the exclusion from the definition of investment company provided by section 3(b)(1) of the Investment Company Act of 1940; please advise if you have opinion of counsel regarding such reliance.

Response

The Company is separately providing to the Staff as a supplemental submission the requested list of investment securities as of the end of fiscal year April 1, 2017, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”). Under separate cover, the Company is requesting that the materials be promptly destroyed or otherwise returned to it following completion of the Staff’s review in accordance with Rule 12b-4, as well as confidential treatment of those materials pursuant to 17 C.F.R. § 200.83.

In connection with the Company’s most recent debt issuances in 2014 and 2017, the Company was requested by underwriter’s counsel to obtain customary legal opinions, including in each case an opinion that the Company was not an investment company required to register under the Investment Company Act of 1940.  The Company’s transaction counsel, Gibson Dunn &

Mr. Kevin J. Kuhar
U.S. Securities and Exchange Commission
October 13, 2017

Crutcher LLP (“Gibson Dunn”), delivered the requested opinions to the underwriters for each of the transactions.  In connection with delivery of these opinions, Gibson Dunn analyzed the Company’s business and financial information in a manner consistent with the Company’s response to comment number 4 as set forth in the Company’s letter to the Staff dated September 12, 2014, and based on the conclusions consistent with that response, rendered the following opinion, most recently in May 2017.

Please contact me at (408) 879-3420 if you have any questions about the foregoing.

Sincerely,

/s/ Lorenzo A. Flores

Lorenzo A. Flores
Senior Vice President and
Chief Financial Officer

cc: Moshe N. Gavrielov
President and Chief Executive Officer